Exhibit 99.1

Akanda Corporation Has Regained Compliance with NASDAQ’s Minimum Bid Price Requirement

LONDON, March 29, 2023 - International medical cannabis platform company Akanda Corp. ("Akanda" or the “Company”) (NASDAQ: AKAN) an Ontario company, today announced that it received a notification letter (the “Notification Letter on Compliance”) from the Listing Qualifications Department of The Nasdaq Stock Market Inc. (the “Nasdaq”) dated March 27, 2023, indicating that the Company has regained compliance with the minimum bid price requirement set forth in Rule 5550(a)(2) of the Nasdaq Listing Rules (the “Minimum Bid Price Requirement”).

As previously announced, the Company had received a written notification (the “Notification Letter”) on September 27, 2022 from the Nasdaq Listing Qualifications Department notifying the Company that it was not in compliance with the Minimum Bid Price Requirement as the closing bid price of the Company's common shares, no par value ("Common Shares"), was below $1.00 per share for a period of 30 consecutive business days.

In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company was provided 180 calendar days, or until March 27, 2023, to regain compliance with Nasdaq Listing Rule 5550(a)(2). To regain compliance, the Company’s Common Shares must have a closing bid price of at least $1.00 for a minimum of 10 consecutive business days.

According to the Notification Letter on Compliance, the staff of Nasdaq has determined that for the last 12 consecutive business days, from March 9 to March 24, 2023, the closing bid price of the Company’s Common Shares has been at $1.00 per share or greater. Accordingly, the Company has regained compliance with Listing Rule 5550(a)(2) and the matter has been closed.

About Akanda Corp.

Akanda is an international medical cannabis and wellness platform company seeking to help people lead better lives through improved access to high quality and affordable products. Akanda’s portfolio includes Holigen, a Portugal-based cultivator, manufacturer and distributor with a prized EU GMP certified indoor grow facility; CanMart, a UK-based fully licensed pharmaceutical importer and distributor which supplies pharmacies and clinics within the UK; and Bophelo Bioscience & Wellness, a GACP qualified cultivation campus in the Kingdom of Lesotho in Southern Africa. The Company’s seed-to-patient supply chain also includes partnerships with California-based Cookies, a leading globally recognized cannabis company; Cansativa Group, a leading importer and distributor of medical cannabis in Europe; and Cellen Life Sciences’ Leva Clinic, one of the first fully digital pain clinics in the UK.

Connect with Akanda: Email | Website | LinkedIn | Twitter | Instagram

Investor Contact

ir@akandacorp.com

Media Contact

Imogen Saunders

Irvine Partners

imogen@irvinepartners.co.uk

Cautionary Note Regarding Forward-Looking Information and Statements

This press release contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only Akanda's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of Akanda's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or may contain statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "will continue", "will occur" or "will be achieved". Forward-looking information may relate to anticipated events or results including, but not limited to business strategy, product development and sales and growth plans. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release, and Akanda does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws.

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